The Law Office of James G. Dodrill II, P.A.
5800 Hamilton Way
Boca Raton, Florida 33496
Tel. (561) 862-0529
Fax: (561) 892-7787
Email: jim@jimdodrill.com

April 17, 2014

Mr. Mark Shuman, Branch Chief - Legal

United States Securities and Exchange Commission

Washington, D.C. 20549-0305

Re:	The Luxurious Travel Corp.
Registration Statement on Form S-1
File No. 333-193386

Dear Mr. Shuman:

This firm represents The Luxurious Travel Corp. (the “Company”) and in that role, along with the Company, is responding to the comments we have received on the above referenced filing in your letter dated April 15, 2014. This letter is designed to describe our responses to your comments and the location in the filing where changes have been made. We have adopted the numbering system used in your letter with the numbered paragraphs below corresponding to the comments having the same number in your letter.

1.	Mr. Delmay does not have a present need for liquidity and currently has no intention to sell any shares of stock which he holds. Similarly, as he has not contemplated selling any such shares, he has no plan regarding how he would apply the proceeds of any such sales.

2.	The prospectus summary, business section and management’s discussion sections have all been revised in order to respond to your comment.

3.	The requested disclosure has been included.

4.	The Company has removed the reference to test driving the product and included disclosure that the information which may be accessed through the website is not part of the prospectus.

5.	The Company confirms that no selling security holder is a broker-dealer or an affiliate of a broker-dealer.

6.	The Company notes that your comment incorrectly references the customer as accounting for 93% of 2013 revenue when the disclosure states that such customer accounted for 93% of 2012 revenue. Disclosure has been included to show that the customer who accounted for 93% of the revenue for FYE December 31, 2012 was one of the four customers who accounted for 87% of FYE December 31, 2013 revenue, accounting for 24%.

7.	To eliminate any question regarding ownership of the intellectual property, Mr. Delmay has executed an Intellectual Property Assignment Agreement, which has been filed as an exhibit to the Registration Statement. Appropriate revisions have been made to the Intellectual Property section as well as the referenced risk factor.

8.	The requested information has been included.

9.	The section has been updated to compare 2013 to the prior year.

10.	The Company has 30,100,000 shares outstanding, resulting in 5% ownership equaling 1,505,000 shares. The Company calculated the ownership for the three named individuals on the understanding that each owns 1/3 of Croft Investments Ltd Partnership and 1/3 of Empire Global Advisory Services, LLC. With this understanding, the Company calculates each as holding under 5% as follows:

Marli Barbarosh (833,333 for Bridle + 277,777 for Croft + 277,777 for Empire = 1,388,887). Lori Rhein (277,777 for Croft + 277,777 for Empire = 555,554). Liana Barbarosh (277,777 for Croft + 277,777 for Empire = 555,554).

11.	The signature page has been revised as requested.

12.	The updated consent has been included.

Should you have questions regarding the filing or anything in this letter, please feel free to contact the undersigned at (561) 862-0529.

Sincerely,

The Law Office of James G. Dodrill II, PA

/s/ Jim Dodrill

By: Jim Dodrill, Esq.

For the Firm